LOCK-UP AGREEMENT

December 16, 2013

To:     Asanko Gold Inc.

Dear Sirs/Mesdames:

In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

1.     Representations and Warranties of the Lock-up Securityholder

The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

(a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

(b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

(c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

(d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

(e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

(f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

(g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

2.     Asanko Representations and Warranties

Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

(a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

(b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

3.     Covenants

(a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

(i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

(ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

(b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

(i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

(ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

(iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

(iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

(c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

(d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

(e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

4.     Superior Proposal

Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

5.     Voting

The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

(a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

(i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

(ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

(A)     any Acquisition Proposal; or

(B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

(iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

(b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

(c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

(d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

6.     Other Agreements, Acknowledgments and Covenants

(a)     The Lock-up Securityholder agrees:

(i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

(ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

(b)     The Lock-up Securityholder shall not, and hereby agrees not to:

(i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

(ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

(iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

(c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

(d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

(e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

7.     Termination

(a)      This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

(b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

(i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

(ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

(iii)     Pursuant to Section 4 hereof.

8.     Miscellaneous

(a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

(b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

(i)     If to Asanko, at:

Asanko Gold Inc.
Suite 700 - 1199 West Hastings Street
Vancouver, BC, Canada V6E 3T5

Attention:       Peter Breese, Director, President & Chief Executive Officer
Facsimile:      604.683 8194
Email:            Peter.Breese@Asanko.com

With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7

Attention:       Bernhard Zinkhofer
Facsimile:      604.691-7483
Email:            Bernhard.Zinkhofer@mcmillan.ca

(ii)     If to the Lock-up Securityholder, at:

PMI Gold Corporation
Level 3, 680 Murray Street
West Perth WA 6005
Australia

Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                        and Chief Executive Officer
Facsimile:       +61 (0)8 9321 8881
Email:             Peter.Bradford@pmigoldcorp.com

With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

Stikeman Elliott LLP
Level 12, 50 Margaret St.,
Sydney, NSW, Australia 2066

Attention:       Quentin Markin
Facsimile:       +61 2 9232 6908
Email:             qmarkin@stikeman.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

(l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

(o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

(q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[The remainder of this page has been left intentionally blank]

This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

/s/ Ross Ashton
Signature
Name: Ross Ashton
Title: Non-Executive Director

ASANKO GOLD INC.

/s/ Peter Breese
Peter Breese
Director, President & Chief Executive Officer

SCHEDULE A

LOCK-UP SECURITIES

Name of Lock-up Securityholder:     Ross Ashton
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF OTHER PMI SECURITIES HELD
3,590,000	0	1,000,000	0

LOCK-UP AGREEMENT

December 16, 2013

To:     Asanko Gold Inc.

Dear Sirs/Mesdames:

In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

1.     Representations and Warranties of the Lock-up Securityholder

The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

(a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

(b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

(c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

(d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

(e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

(f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

(g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

2.     Asanko Representations and Warranties

Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

(a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

(b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

3.     Covenants

(a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

(i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

(ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

(b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

(i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

(ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

(iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

(iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

(c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

(d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

(e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

4.     Superior Proposal

Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

5.     Voting

The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

(a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

(i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

(ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

(A)     any Acquisition Proposal; or

(B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

(iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

(b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

(c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

(d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

6.     Other Agreements, Acknowledgments and Covenants

(a)     The Lock-up Securityholder agrees:

(i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

(ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

(b)     The Lock-up Securityholder shall not, and hereby agrees not to:

(i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

(ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

(iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

(c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

(d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

(e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

7.     Termination

(a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

(b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

(i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

(ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

(iii)     Pursuant to Section 4 hereof.

8.      Miscellaneous

(a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

(b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Peter Bradford
        Signature
        Name: Peter Bradford
        Title: President & Chief Executive Officer

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Peter Bradford
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
500,000	0	1,000,000	1,000,000

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Michael Price
        Signature
        Name: Michael Price
        Title: Non-Executive Director

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Michael Price
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
0	0	300,000	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Michael Gloyne
        Signature
        Name: Michael Gloyne
        Title: Chief Operations Officer

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Michael Gloyne
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
10,000	0	2,345,055	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Matthew Dusci
        Signature
        Name: Matthew Dusci
        Title: Manager Technical Services

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Mathew Dusci
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
0	0	2,000,000	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Michael Anderson
        Signature
        Name: Michael Anderson
        Title: Non-Executive Director

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Michael Anderson
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
0	0	1,000,000	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ Michael Allen
        Signature
        Name: Michael Allen
        Title: Chief Financial Officer

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     Michael Allen
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
10,000	0	2,202,102	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ John Clarke
        Signature
        Name: John Clarke
        Title: Non-Executive Director

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     John Clarke
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
1,414,600	0	500,000	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

        Asanko Gold Inc.
        Suite 700 - 1199 West Hastings Street
        Vancouver, BC, Canada V6E 3T5

        Attention:      Peter Breese, Director, President & Chief Executive Officer
        Facsimile:      604.683 8194
        Email:            Peter.Breese@Asanko.com

        With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

        McMillan LLP
        1055 West Georgia Street, Suite 1500
        Vancouver, British Columbia
        V6E 4N7

        Attention:       Bernhard Zinkhofer
        Facsimile:       604.691-7483
        Email:             Bernhard.Zinkhofer@mcmillan.ca

        (ii)     If to the Lock-up Securityholder, at:

        PMI Gold Corporation
        Level 3, 680 Murray Street
        West Perth WA 6005
        Australia

        Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                                and Chief Executive Officer
        Facsimile:       +61 (0)8 9321 8881
        Email:             Peter.Bradford@pmigoldcorp.com

        With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

        Stikeman Elliott LLP
        Level 12, 50 Margaret St.,
        Sydney, NSW, Australia 2066

        Attention:        Quentin Markin
        Facsimile:        +61 2 9232 6908
        Email:              qmarkin@stikeman.com

        or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

        (j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        (k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

        (l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

        (m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

        (n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

        (o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

        (p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

        (q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

        [The remainder of this page has been left intentionally blank]

        This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

        /s/ John Ciganek
        Signature
        Name: John Ciganek
        Title: General Manager Corporate Development

        ASANKO GOLD INC.

        /s/ Peter Breese
        Peter Breese
        Director, President & Chief Executive Officer

        SCHEDULE A

        LOCK-UP SECURITIES

        Name of Lock-up Securityholder:     John Ciganek
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
0	0	2,000,000	0

        LOCK-UP AGREEMENT

        December 16, 2013

        To:     Asanko Gold Inc.

        Dear Sirs/Mesdames:

        In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated December 16, 2013 (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which the undersigned holder of PMI securities (the "Lock-up Securityholder"), including its common shares (the "PMI Shares"), share purchase options (the "PMI Options") and common share purchase warrants (the "PMI Warrants") listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

        Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

        1.     Representations and Warranties of the Lock-up Securityholder

        The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

        (a)     the PMI Shares, PMI Options and the PMI Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

        (b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be executed by the Lock-up Securityholder;

        (c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

        (d)     the Lock-up Securityholder has, and will have at the Effective Time, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

        (e)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

        (f)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

        (g)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (h)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

        2.     Asanko Representations and Warranties

        Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

        (a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

        (b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

        (c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

        3.     Covenants

        (a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

        (i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

        (ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

        (b)     The Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

        (i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to the making or implementation of any Acquisition Proposal;

        (ii)     engage in any negotiations concerning, provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

        (iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

        (iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

        (c)     The Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

        (d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

        (e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

        4.     Superior Proposal

        Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

        5.     Voting

        The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

        (a)     to vote (or cause to be voted) all the Securities at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

        (i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

        (ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

        (A)     any Acquisition Proposal; or

        (B)     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

        (iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

        (b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

        (c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

        (d)     not to do anything to frustrate, hinder or delay the consummation of the Transaction.

        6.     Other Agreements, Acknowledgments and Covenants

        (a)     The Lock-up Securityholder agrees:

        (i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

        (ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

        (b)     The Lock-up Securityholder shall not, and hereby agrees not to:

        (i)     exercise any Dissent Rights and hereby waives any rights of appraisal, or rights to dissent from the Transaction that the Lock-up Securityholder may have;

        (ii)     commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Asanko or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

        (iii)     except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

        (c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

        (d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

        (e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

        7.     Termination

        (a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

        (b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

        (i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

        (ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

        (iii)     Pursuant to Section 4 hereof.

        8.      Miscellaneous

        (a)     If the Lock-up Securityholder is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall bind the Lock-up Securityholder solely in his or her capacity as a securityholder of PMI and shall not be deemed or interpreted to bind the Lock-up Securityholder in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries. If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

        (b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

        (c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

        (d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

        (e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

        (f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholder and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

        (g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

        (h)     Asanko and the Lock-up Securityholder shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

        If to Asanko, at:

Asanko Gold Inc.
Suite 700 - 1199 West Hastings Street
Vancouver, BC, Canada V6E 3T5

Attention:      Peter Breese, Director, President & Chief Executive Officer
Facsimile:      604.683 8194
Email:            Peter.Breese@Asanko.com

With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7

Attention:       Bernhard Zinkhofer
Facsimile:       604.691-7483
Email:             Bernhard.Zinkhofer@mcmillan.ca

(ii)     If to the Lock-up Securityholder, at:

PMI Gold Corporation
Level 3, 680 Murray Street
West Perth WA 6005
Australia

Attention:        Lock-up Securityholder, c/o Peter Bradford, President
                        and Chief Executive Officer
Facsimile:       +61 (0)8 9321 8881
Email:             Peter.Bradford@pmigoldcorp.com

With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

Stikeman Elliott LLP
Level 12, 50 Margaret St.,
Sydney, NSW, Australia 2066

Attention:        Quentin Markin
Facsimile:        +61 2 9232 6908
Email:              qmarkin@stikeman.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

(l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

(o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which it would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

(q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[The remainder of this page has been left intentionally blank]

This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

/s/ Jim Askew
Signature
Name: Jim Askew
Title: Chairman and Non-Executive Director

ASANKO GOLD INC.

/s/ Peter Breese
Peter Breese
Director, President & Chief Executive Officer

SCHEDULE A

LOCK-UP SECURITIES

Name of Lock-up Securityholder:     Jim Askew
NUMBER OF PMI SHARES HELD	NUMBER OF PMI WARRANTS HELD	NUMBER OF PMI OPTIONS HELD	NUMBER OF PMI PERFORMANCE RIGHTS HELD
0	0	1,000,000	0

LOCK-UP AGREEMENT

December 16, 2013

To:     Asanko Gold Inc.

Dear Sirs/Mesdames:

In consideration of Asanko Gold Inc. ("Asanko") entering into an arrangement agreement dated the date hereof (the "Arrangement Agreement") with PMI Gold Corporation ("PMI") pursuant to which Asanko will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the "Transaction"), this support and voting lock-up agreement (the "Agreement") sets out the terms on which Sun Valley Gold LLC (the "Lock-up Securityholder"), which exercises control or direction over such number of PMI securities, including common shares (the "PMI Shares"), share purchase options (the "PMI Options"), if any, and common share purchase warrants (the "PMI Warrants"),if any, as listed on Schedule A to this Agreement undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

1.     Representations and Warranties of the Lock-up Securityholder

The Lock-up Securityholder hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties) that:

(a)     the PMI Shares, PMI Options, if any, and the PMI Warrants, if any, set forth opposite its name on Schedule A to this Agreement include all securities of PMI held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the PMI Shares, PMI Options and PMI Warrants are collectively referred to herein as the "Securities");

(b)     any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of PMI Options or PMI Warrants) shall be considered to be "Securities" hereunder and shall be subject in all respects to this Agreement and shall be reported to Asanko and a revised Schedule A will be provided by the Lock-up Securityholder;

(c)     subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates or managed accounts which have been disclosed to Asanko, none of the Securities are subject to any voting agreements (other than this Agreement) or, to the knowledge of the Lock-up Securityholder, any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the termination of this Agreement in accordance with Section 7;

(d)     no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

(e)     this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by Asanko, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity;

(f)     if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(g)     there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder's ability to consummate the transactions contemplated by this Agreement.

2.     Asanko Representations and Warranties

Asanko hereby represents and warrants to the Lock-up Securityholder (and acknowledges that the Lock-up Securityholder is relying upon such representations and warranties) that:

(a)     Asanko is a corporation validly subsisting under the laws of British Columbia;

(b)     Asanko has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c)     this Agreement has been duly executed and delivered by Asanko and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of Asanko, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

3.     Covenants

(a)     The Lock-up Securityholder hereby covenants and agrees with Asanko that until the termination of this Agreement in accordance with Section 7, except as permitted by this Agreement or as may be permitted pursuant to the Arrangement Agreement, provided that Asanko has entered into and complied in all material respects with its obligations under the Arrangement Agreement, the Lock-up Securityholder shall not:

(i)     sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise PMI Options or PMI Warrants to acquire additional PMI Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Asanko, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Asanko in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the termination of this Agreement in accordance with Section 7; or

(ii)     except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

(b)     The Lock-up Securityholder agrees that, until the termination of this Lock-up Agreement in accordance with Section 7, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

(i)     initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to or the making or implementation of any Acquisition Proposal;

(ii)     engage in any negotiations concerning, or provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

(iii)     otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

(iv)     enter into an agreement with any Person relating to an Acquisition Proposal.

(c)     The Lock-up Securityholder agrees to the extent within its power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, between the Lock-up Securityholder and any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

(d)     The Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify Asanko of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware. Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry which has been received by the Lock-up Securityholder; provided however that such notification shall not be required if the Lock-up Securityholder is aware that PMI has already notified Asanko.

(e)     In consideration for the Lock-up Securityholder entering into this Lock-up Agreement, Asanko agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

4.     Superior Proposal

Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, PMI or Asanko receives a Superior Proposal and as a result, PMI or Asanko subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

5.     Voting

The Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7, provided that Asanko has entered into and complied in all material respects with its obligations under the Arrangement Agreement:

(a)     to vote (or cause to be voted) all the Securities eligible to be voted at any meeting of PMI's security holders, or any adjournment thereof, and in any action by written consent of PMI's security holders:

(i)     in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

(ii)     against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

A.     any Acquisition Proposal; or

B.     any change in the capitalization of PMI (or the corporate structure or charter of PMI) that has not been approved by Asanko; and

(iii)     against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of PMI in the Arrangement Agreement.

(b)     not to, without prior written consent of Asanko, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

(c)     not to, without the prior written consent of Asanko, requisition or join in the requisition of any meeting of PMI's security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

(d)     not to do anything to frustrate, hinder or materially delay the consummation of the Transaction.

Notwithstanding any other provisions hereof, the Lock-up Securityholder shall not be obliged to vote or cause to be voted, and the holder of any proxy granted on behalf of the Lock-up Securityholder as contemplated herein shall not be entitled, to vote the Securities in the manner provided herein, if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Lock-up Securityholder or the holder of any proxy granted on behalf of the Lock-up Securityholder from voting the Securities, provided that such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Lock-up Securityholder in this Agreement, and provided further that the Lock-up Securityholder has notified Asanko of such order or decree, to the extent it is aware of same.

6.     Other Agreements, Acknowledgments and Covenants

(a)     The Lock-up Securityholder agrees:

(i)     to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by PMI and/or Asanko in connection with the Transaction; and

(ii)     to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

(b)     The Lock-up Securityholder shall not, and hereby agrees not to, except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Asanko, not to be unreasonably withheld.

(c)     The Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to PMI's transfer agent, or as otherwise directed by Asanko, after receipt of proxy materials for, and no later than ten days before the date of, the PMI Meeting or any other meeting of holders of the PMI's securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document received as part of such proxy materials directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters. The Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

(d)     The Lock-up Securityholder hereby covenants and agrees to promptly notify Asanko of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by Asanko.

(e)     The Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Asanko may reasonably request for the purposes of effectively carrying out the obligations of the Lock-up Securityholder contemplated by this Agreement.

7.     Termination

(a)     This Agreement and the obligations of the Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, (iii) March 31, 2014 or such other later date as may be agreed to in writing by the Lock-up Securityholder, or (iv) at any time, by mutual agreement in writing executed by the parties.

(b)     The Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Asanko if:

(i)     any of the representations and warranties of Asanko under this Agreement shall not be true and correct in any material respects;

(ii)     Asanko shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects;

(iii)     (without limiting Section 7(a) hereof) pursuant to Section 4 hereof;

(iv)     if Macquarie Group Limited ("Macquarie") has not entered into a lock-up agreement in substantially the same form as this Agreement with Asanko within five Business Days of the date of this Agreement;

(v)     there is any amendment to, or waiver by PMI of any of the provisions of the Arrangement Agreement or the Plan of Arrangement if such amendment or waiver could adversely affect the Lock-up Securityholder, including, if applicable, the ability of the holder of the PMI Warrants forming part of the Securities to exercise such PMI Warrants and the liquidity of the consideration to be received by the Lock-up Securityholder under the Arrangement and the tax consequences to the Lock-up Securityholder in respect of such consideration, without the prior written consent of the Lock-up Securityholder to such amendment or waiver; or

(vi)     at any time between the date Macquarie enters into a similar lock-up agreement with Asanko and the Effective Time, Macquarie terminates such lock-up agreement with Asanko.

8.     Miscellaneous

(a)     If any of the Lock-up Securityholder's partners, directors, officers or employees is also a director, officer or employee of PMI or any of its subsidiaries, Asanko agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of PMI or any of its subsidiaries.

(b)     The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(c)     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(d)     Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(e)     This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(f)     Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholders and Asanko or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(g)     Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Asanko and the Lock-up Securityholder agrees in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(h)     Asanko shall bear its own expenses and the reasonable expenses of the Lock-up Securityholder incurred in connection with this Agreement and the transactions contemplated hereby.

(i)     All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

(i)     If to Asanko, at:

Asanko Gold Inc.
Suite 700 - 1199 West Hastings Street
Vancouver, BC, Canada V6E 3T5
Attention:        Peter Breese, Director, President & Chief Executive Officer
Facsimile:       604.683 8194
Email:             Peter.Breese@Asanko.com

With a courtesy copy (which shall not be required to constitute valid notice to Asanko) to:

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7
Attention:     Bernhard Zinkhofer
Facsimile:    604.691-7483
Email:          Bernhard.Zinkhofer@mcmillan.ca

(ii)     If to the Lock-up Securityholder, at:

Sun Valley Gold LLC
620 Sun Valley Road
Sun Valley, ID 83353

Attention:     Lock-up Securityholder, c/o Peter F. Palmedo,

Facsimile:
Email:          peter@svgold.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(j)     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(k)     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholder as set forth and to the extent permitted in Section 3(a)(i) and except that Asanko may, upon giving notice to the Lock-up Securityholder, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholder.

(l)     This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the non-exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(m)     The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(n)     Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholder shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Asanko, not to be unreasonably withheld.

(o)     The Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Asanko would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by the Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause Asanko to sustain injury for which they would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Asanko shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(p)     The Lock-up Securityholder acknowledges that legal counsel for Asanko and PMI are not acting on his or her behalf herein and that the Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

(q)     This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

This Agreement has been accepted and agreed to with effect from the 16th day of December, 2013.

SUN VALLEY GOLD LLC

/s/ Peter F. Palmedo
Name:       Peter F. Palmedo
Title:         President
asanko gold inc.

/s/ Peter Breese
Name:       Peter Breese
Title:         Chief Executive Officer

SCHEDULE A

LOCK-UP SECURITYHOLDER

LOCK-UP SECURITYHOLDER	NUMBER OF PMI SHARES	NUMBER OF PMI WARRANTS	NUMBER OF PMI OPTIONS
Sun Valley Gold LLC	30,459,106	nil	nil

LOCK-UP AND SUPPORT AGREEMENT

THIS AGREEMENT made December 16, 2013.

BETWEEN:

MACQUARIE BANK LIMITED, a corporation existing under the laws of Australia, through its Metals and Energy Capital Division

(the "Shareholder"),

- and -

ASANKO GOLD INC., a corporation existing under the laws of British Columbia, Canada,

(the "Acquiror").

WHEREAS the Shareholder through its Metals and Energy Capital Division is the legal and beneficial owner of common shares ("Common Shares") of PMI Gold Corporation (the "Company", or "PMI");

AND WHEREAS the Acquiror is contemporaneously herewith entering into an arrangement agreement with the Company (the "Arrangement Agreement"), which provides for, among other things, the Acquiror acquiring all of the outstanding Common Shares pursuant to a plan of arrangement under the British Columbia Business Corporations Act (the "Transaction") on and subject to the terms and conditions of the Arrangement Agreement;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote or cause to be voted the Subject Securities (as defined below) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction, and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS the Acquiror is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the execution and delivery of the Arrangement Agreement by the Acquiror;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereby covenant and agree as follows:

ARTICLE 1
Interpretation

1.1     All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived in accordance with Section 2.2.

1.2     In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)     references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)     references to a "Section", "clause" or a "Schedule" are references to a Section of or clause of or Schedule to this Agreement;

(c)     words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)     the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)     if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)     a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:00 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:00 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)     the terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its Affiliates, taken as a whole;

(h)     references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)     references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, restated or waived from time to time; and

(j)     wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively.

1.3     References to the "knowledge of the Shareholder" mean the actual knowledge or awareness of, after due inquiry, a Shareholder, including where applicable the officers and managing directors of such Shareholder, and any other person in an equivalent position with such Shareholder.

1.4     The parties acknowledge that Metals and Energy Capital Division ("MEC") is a division of Macquarie Bank Limited. The parties further acknowledge that the undertakings, covenants and acknowledgements in this Agreement apply only to MEC and do not operate to limit or restrict in any way the conduct or activities of the other groups or divisions of Macquarie Bank Limited and its affiliates on their own account or for third party clients including, without limitation, stockbroking, investment advisory, investment management, proprietary transactions and custodial services of Macquarie Bank Limited and its affiliates on their own account or for third party clients.

ARTICLE 2
The Transaction

2.1     Subject to Sections 2.2 and 7.1, the Acquiror hereby agrees and confirms to the Shareholder that the Acquiror shall take all steps required of it to cause the Transaction to occur in accordance with the terms and subject to the conditions set forth in the Arrangement Agreement and shall make the consideration available for payment for all of the outstanding Common Shares as required by the Arrangement Agreement.

2.2     The Acquiror may, in its sole discretion, amend, modify, restate or waive any term or condition of the Arrangement Agreement, provided that the Acquiror shall not, without the prior written consent of the Shareholder: (a) impose additional conditions to completion of the Transaction; (b) decrease the amount or change the form of consideration per Common Share payable pursuant to the Transaction; (c) vary the Termination Date (as defined in the Arrangement Agreement); or (d) otherwise vary the Transaction or any provision thereof (which, for greater certainty, does not include a waiver by the Acquiror of a condition in its favour) in a manner that is adverse to the Shareholder.

ARTICLE 3
Agreement To Vote

3.1     Subject to the terms and conditions of this Agreement, the Shareholder hereby irrevocably and unconditionally covenants and agrees from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 7:

(a)     to vote or to cause to be voted the Shareholder's Subject Securities (as defined below) at the PMI Meeting (or any adjournment or postponement thereof) in favour of the Transaction, including the Arrangement Resolution, and in favour of any other matter to be considered by the PMI security holders at the PMI Meeting which is reasonably necessary for the consummation of the Arrangement, including in connection with any separate vote of any sub-group of the PMI security holders that may be required to be taken and of which sub-group the Shareholder forms a part. The Shareholder will also cause the Subject Securities to be counted as present for purposes of establishing a quorum at any such PMI Meeting;

(b)     to vote or cause to be voted the Shareholder's Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Transaction at any meeting of the PMI security holders called for the purpose of considering same;

(c)     no later than 10 Business Days prior to the PMI Meeting, to deliver or cause to be delivered (including by instructing the participant(s) in the book-based system operated by CDS Clearing and Depository Services Inc. or other intermediary through which the Shareholder holds its Subject Securities to arrange for such delivery) to the Company (with a copy to the Acquiror) a duly executed proxy (or other appropriate voting instrument) in favour of the Acquiror or its designee, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Shareholder in respect of its Subject Securities and in respect of all matters which may come before a meeting of the PMI security holders relating to the Transaction (other than any change in the terms of the Transaction which requires the consent of the Shareholder pursuant to Section 2.2, unless such consent has been provided), and such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated pursuant to Article 7 prior to the exercise of such proxy (or other voting instrument);

(d)     not to exercise any rights of a PMI security holder to dissent pursuant to applicable Law in respect of the Transaction, the Arrangement, the Interim Order, the Final Order or otherwise in connection with the Transaction, in each case as such may be amended or varied at any time prior to the Effective Time;

(e)     to cause the Shareholder's Subject Securities to be counted as present for purposes of establishing a quorum and (A) to vote, or cause to be voted, the Shareholder's Subject Securities against, and (B) to not otherwise support, in each case, any: (i) liquidation, dissolution, recapitalization, merger, amalgamation, acquisition, strategic alliance, business combination, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any material issue or sale of treasury shares or rights or interests therein or thereto (other than any treasury shares issued as a result of the exercise of any stock options pursuant to the PMI stock option plan or the exercise of any currently outstanding warrants), or similar transactions or series of transactions involving the Company, or a proposal to do any of the foregoing, excluding the Transaction; (ii) amendment of the Company's articles or by-laws or other proposal or transaction involving the Company which amendment or other proposal or transaction would in any manner delay, impede, frustrate or prevent the Transaction or any of the transactions reasonably necessary for the consummation of the Arrangement, or change in any manner the voting rights of the Common Shares or any other securities of the Company; and (iii) action, agreement, transaction or proposal that might reasonably be regarded as being directed towards or likely to prevent or delay the PMI Meeting or the successful completion of the Transaction or of the transactions reasonably necessary for the consummation of the Arrangement, at any meeting of PMI security holders; or

3.2     As used in this Agreement, the term "Subject Securities" means the Common Shares and any other securities of the Company that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by MEC, as constituted at the date hereof, listed in Schedule A hereto and includes:

(a)     all of the Common Shares that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by the Shareholder after the date hereof and prior to the Effective Time, including all of the Common Shares issued pursuant any convertible security of the Company owned by the Shareholder or which may otherwise be acquired by the Shareholder after the date hereof and prior to the Effective Time; and

(b)     any other voting securities of the Company that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of the Company and all other securities exercisable, convertible or exchangeable into any of the foregoing.

3.3     The Shareholder hereby appoints the Acquiror as attorney-in-fact (which appointment is, subject to Article 7 and the Acquiror's compliance with the terms and conditions of this Agreement and the Arrangement Agreement, unconditional, irrevocable and coupled with an interest) for and on its behalf to execute a proxy appointing the Acquiror or its designee to attend and act on behalf of the Shareholder at any meeting of the PMI security holders in respect of any of the matters referred to in Section 3.1(c), subject to the limitations contained therein, and to act on behalf of the Shareholder on every action or approval by written consent of the Shareholders in respect of such matters, and if, pursuant to this power of attorney, the Acquiror has executed and not revoked a proxy in respect of a meeting for the Subject Securities which proxy has been accepted by the Company, then in such circumstances the Shareholder shall not be responsible for voting under Sections 3.1(a), 3.1(b) and 3.1(e).

ARTICLE 4
Certain Covenants Of The Shareholders

4.1     The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7 and (ii) the Effective Time, except in accordance with the provisions of this Agreement:

(a)     not, directly or indirectly, through any of its Affiliates or representatives (i) solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facility or property of the Company or the PMI Subsidiaries, or entering into any form of agreement, arrangement, commitment or understanding) any inquiry, proposal or offer regarding any Acquisition Proposal, (i) engage or participate in any discussion or negotiation regarding, or provide any confidential information with respect to or otherwise cooperate with any person regarding any Acquisition Proposal or potential Acquisition Proposal, (i) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, (i) provide any confidential information relating to the Company or any Subsidiary to any person or group in connection with any Acquisition Proposal, or (i) otherwise co-operate in any way with any effort or attempt by any person or group to do or seek to do any of the foregoing;

(b)     immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any Representatives of any person or group conducted before the date of this Agreement with respect to any Acquisition Proposal;

(c)     not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(d)     not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of PMI security holders or give consents or approval of any kind with respect to any of the Subject Securities;

(e)     not requisition or join in any requisition of any meeting of PMI security holders without the prior written consent of the Acquiror, or vote or cause to be voted any of the Subject Securities in respect of any proposed action by the Company or its Shareholders or Affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement and this Agreement or have a Material Adverse Effect; and

(f)     not do indirectly that which it may not do directly by the terms of this Article 4 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Arrangement Agreement and this Agreement.

4.2     If a PMI Superior Proposal is made, the Shareholder hereby agrees that it shall continue to support the Arrangement and comply with its obligations hereunder, including not withdrawing or revoking the proxy or power of attorney referred to in Sections 3.1(b) and 3.3, respectively, in respect of the Subject Shares.

ARTICLE 5
Representations And Warranties Of The Shareholder

5.1     The Shareholder represents, warrants and, where applicable, covenants to the Acquiror as follows and acknowledges that the Acquiror is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)     the Shareholder has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)     the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of the Shareholder's obligations hereunder;

(c)     this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Acquiror, constitutes a legal, valid and binding obligation, enforceable by the Acquiror against the Shareholder in accordance with its provisions, subject to bankruptcy, insolvency and other applicable Laws affecting creditor's rights generally and general principles of equity;

(d)     (i) the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Subject Securities listed in Schedule A hereto, and (i) the only Common Shares or other securities of the Company beneficially owned, or over which control or direction is exercised by the Shareholder through MEC are those listed in Schedule A hereto;

(e)     the Shareholder has the sole right to vote all the Subject Securities listed in Schedule A hereto and all such Subject Securities shall, immediately prior to the Effective Time, be beneficially owned solely by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(f)     no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities or any interest therein or right thereto, including any right to vote, except the Acquiror pursuant to this Agreement;

(g)     none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance with the obligations hereunder by the Shareholder will result in a breach of (i) the constating documents of the Shareholder; (ii) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound; or (iii) any judgment, decree, order or award of any Governmental Entity with respect to the Shareholder, except, in the case of (ii) and (iii), such breaches which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement or otherwise delay the Shareholder in performing such obligations; and

(h)     there are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened, against the Shareholder or the Shareholder's Affiliates that would adversely affect in any manner the Shareholder's ability to enter into this Agreement and to perform its obligations hereunder.

5.2     The representations and warranties of the Shareholder contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earliest to occur of the Effective Date and the date of termination of this Agreement in accordance with Article 7.

ARTICLE 6
Representations And Warranties Of The Acquiror

6.1     The Acquiror represents, warrants and, where applicable, covenants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)     the Acquiror has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted and to execute and deliver this Agreement and to perform its obligations hereunder;

(b)     the execution and delivery of this Agreement by the Acquiror and the performance by it of its obligations hereunder have been duly authorized by its respective board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)     this Agreement has been duly executed and delivered by the Acquiror and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a legal, valid and binding obligation, enforceable by the Shareholder against the Acquiror in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditor's rights generally and general principles of equity;

(d)     none of the execution and delivery by the Acquiror of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance with the obligations hereunder by the Acquiror will result in a breach of (i) the constating documents of the Acquiror; (ii) any agreement or instrument to which the Acquiror is a party or by which the Acquiror or any of the Acquiror's property or assets is bound; or (iii) any judgment, decree, order or award of any Governmental Entity with respect to the Acquiror, except, in the case of (ii) and (iii), such breaches which could not, individually or in the aggregate, impair the ability of the Acquiror to perform its obligations under this Agreement or otherwise delay the Acquiror in performing such obligations.

6.2     The representations and warranties of the Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earliest to occur of the Effective Date and the date of termination of this Agreement in accordance with Article 7.

ARTICLE 7
Termination

7.1     This Agreement may be terminated by the Acquiror by notice in writing to the Shareholder if:

(a)     the Shareholder has not complied in all material respects with its covenants to the Acquiror contained herein;

(b)     the Company has not complied in all material respects with its covenants, agreements and representations and warranties to and with the Acquiror under the Arrangement Agreement;

(c)     any of the representations and warranties of the Shareholder contained herein is untrue or inaccurate in any material respect;

provided that at the time of such termination the Acquiror is not in material default of its obligations under this Agreement.

7.2     This Agreement may be terminated by any Shareholder by notice in writing to the Acquiror if:

(a)     the Acquiror has not complied in all material respects with its covenants and agreements to and with the Shareholder contained herein; or

(b)     any of the representations and warranties of the Acquiror contained herein is untrue or inaccurate in any material respect;

provided that at the time of such termination the Shareholder is not in material default of its obligations under this Agreement.

7.3     This Agreement shall automatically terminate on the earliest to occur of:

(a)     the termination of the Arrangement Agreement in accordance with Section 9.1 of the Arrangement Agreement, other than pursuant to Section 9.1(g) thereof;

(b)     the completion of the Transaction; and

(c)     April 30, 2014.

7.4     This Agreement shall be terminated as among the Acquiror and a Shareholder on the date upon which the Acquiror and such Shareholder mutually agree to terminate this Agreement.

7.5     In the case of any termination of this Agreement pursuant to Section 7.1, 7.2, 7.3 or 7.4, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of its obligations or non-compliance with the terms and conditions of this Agreement by the party prior to such termination.

ARTICLE 8
Disclosure

8.1     Except as required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, each of the Shareholder and the Acquiror shall not make any public announcement or statement with respect to this Agreement without the approval of each other, which shall not be unreasonably withheld or delayed. A copy of this Agreement may be provided to the directors of the Company.

ARTICLE 9
General

9.1     This Agreement shall become effective as among the Acquiror and a Shareholder concurrently upon execution and delivery of the Arrangement Agreement by the Company and the Acquiror and execution and delivery hereof by the Acquiror and such Shareholder.

9.2     Each of the Shareholder and the Acquiror shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.3     This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.4     Time shall be of the essence of this Agreement.

9.5     Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)     in the case of the Shareholder:

Macquarie Bank Limited

Attention: Mark Thomas and James Mactier
Fax:         +618-9224 0616
E-mail:     MarkAdrian.Thomas@macquarie.com/ James.Mactier@macquarie.com

(b)     in the case of the Acquiror:

Asanko Gold Inc.
Suite 700 - 1199 West Hastings Street
Vancouver, BC, Canada V6E 3T5

Attention: Peter Breese, President & Chief Executive Officer
Fax:          604.683 8194
E-mail:       Peter.Breese@Asanko.com

and with a copy to (which shall not constitute notice):

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7

Attention: Bernhard Zinkhofer
Fax:          604.630.8896
E-mail:      Bernhard.Zinkhofer@mcmillan.ca

(c)     at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 9.5 and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.6     This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.7     Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.8     If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.9     This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.10     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ASANKO GOLD INC.
By	/s/ Peter Breese Peter Breese Director, President & Chief Executive Officer

Macquarie Bank Limited
By	/s/ Robert McRobbie Name: Robert McRobbie Title: Division Director Legal Risk Management
By	/s/ Michael Brownlie Name: Michael Brownlie Title: Division Director Metals and Energy Capital (signed in Sydney, POA Ref: #938 dated 22 November 2012)

SCHEDULE A

Subject Securities held by Shareholder

Common Shares	Other Securities
TSX shares: 53,312,764	Warrants: 600,000
ASX shares: 915,982
Total: 54,228,746	Total: 600,000